1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 10, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/03/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit		Description
1.	Announcement on 2008/02/15 :	Chunghwa Telecom is going to hold a non-deal road show

2.	Announcement on 2008/02/15 :	The procurement of High-Definition multimedia STB & STB server (The second group) in 2008

3.	Announcement on 2008/02/20 :	Chunghwa’s statement regarding the report of the company’s potential capital reduction program with payment of NT$2 to NT$3

4.	Announcement on 2008/02/21 :	The extraordinary Board meeting resolved to sell a piece of land of less than 2,000 p’ing based in Sin-yi Rd., Banciao City to Taiwan Stock Exchange

5.	Announcement on 2008/02/21 :	The Board resolved the record date of capital reduction by cancelling buyback shares

6.	Announcement on 2008/02/22 :	The title change of the spokesperson and acting spokesperson of the Company

7.	Announcement on 2008/02/22 :	The company has signed MOU with TSE for establishing it’s computer center

8.	Announcement on 2008/02/26 :	Announcement of the disposition of Fuh Hwa Home Run Fund

9.	Announcement on 2008/02/27 :	Announcement of the Chunghwa’s subsidiary (Light Era Development Co., Ltd.) to acquire Real Estate from Chunghwa.

10.	Announcement on 2008/02/27 :	Announcement of Chunghwa’s sale of five pieces of land to Light Era Development Co., Ltd.

11.	Announcement on 2008/03/03 :	To announce the completion of capital amendment registration about the capital reduction of revocation shares repurchase

12.	Announcement on 2008/03/05 :	Regarding the report of Chunghwa Telecom unrealized valuation loss related to foreign currency derivatives contract

13.	Announcement on 2008/03/05 :	Chunghwa Telecom Announced its unaudited ROC GAAP February 2008 financial summary

14.	Announcement on 2008/03/05 :	Chunghwa Telecom held investor conference call to discuss non-core business updates

15.	Announcement on 2008/03/05 :	To announce the resolution of interim Board meeting

16.	Announcement on 2008/03/10 :	Clarification of the report regarding “Chunghwa Telecom’s NT$4 bn goes to whose pocket?”

17.	Announcement on 2008/03/10 :	Feb. 2008 sales

EXHIBIT 1

Chunghwa Telecom is going to hold a non-deal road show

Date of events: 2008/02/15

Contents:

1. Date of the investor/press conference: 2008/02/18~2008/02/19

2. Location of the investor/press conference: Japan.

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. Any other matters that need to be specified: none.

EXHIBIT 2

The procurement of High-Definition multimedia STB & STB server (The second group) in 2008

Date of events: 2008/02/15

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): High-Definition multimedia STB & STB server procurement (The second group) in 2008

2. Date of the occurrence of the event: 2008/02/15

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: One lot of High-Definition multimedia STB & STB server procurement (The second group), totaled NT$ 628,028,040

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hwacom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection, and payment are in batches

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: No

16. Concrete purpose or use of the acquisition or disposition: To promote Multimedia on Demand (MOD) service

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 3

Chunghwa’s statement regarding the report of the company’s potential capital reduction program with payment of NT$2 to NT$3

Date of events: 2008/02/20

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/02/20

3. Content of the report: The company may conduct another capital reduction with cash payment

4. Summary of the information provided by investors: None.

5. Company’s explanation of the reportage or provided information: The company would announce it, should any capital reduction plan be approved by the board meeting.

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT 4

The extraordinary Board meeting resolved to sell a piece of land of less than 2,000 p’ing based in Sin-yi Rd., Banciao City to Taiwan Stock Exchange

Date of events: 2008/02/21

Contents:

1. Type of contract: Land trading

2. Date of occurrence of the event: 2008/02/21

3. Counterparty to the contract and relationship between it and the Company: Taiwan Stock Exchange Corporation Co., Ltd; No.

4. Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and starting and ending dates of the contract), restrictive covenants, and other important stipulations: To sell a piece of land of less than 2,000 p’ing based in Sin-yi Rd., Banciao City to Taiwan Stock Exchange Corporation Co., Ltd to build up computer centers.

5. Name of the professional appraisal institution and its appraisal opinion (not applicable to mandating others to build on the Company’s own land; also, the appraisal opinion should include an appraisal of the reasonableness of the contractual method of cooperation): NA

6. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

7. Is the appraisal report price a limited price or specific price?: NA

8. Has an appraisal report not yet been obtained?: Yes

9. Reason an appraisal report has not yet been obtained: Not completed yet

10. Concrete purpose/objective of the acquisition: NA

11. Do the directors have any objection to the present transaction?: No

12. Any other matters that need to be specified: The value of the land would be approximately NT$0.66 billion dollars, and the final trading price will be decided by negotiating after assessed by professional real estate appraisers.

EXHIBIT 5

The Board resolved the record date of capital reduction by cancelling buyback shares

Date of events: 2008/02/21

Contents:

1. Date of the board of directors resolution: 2008/02/21

2. Reason for the capital reduction: Cancelling shares repurchased

3. Amount of the capital reduction: NT$1,100,681,810

4. Cancelled shares: 110,068,181 shares

5. Capital reduction ratio: 1.14%

6. Paid-in capital after the capital reduction: NT$95,577,769,140

7. Scheduled date of the shareholders’ meeting: N/A

8. Any other matters that need to be specified: The record date of the capital reduction is 2008/02/21. The 121,075,000 shares Chunghwa repurchased in Oct. 2007 were exchanged into 110,068,181 shares upon the capital reduction with cash repayment in Dec. 2007. So as the number of shares to be cancelled will be 110,068,181.

EXHIBIT 6

The title change of the spokesperson and acting spokesperson of the Company

Date of events: 2008/02/22

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): spokesperson and acting spokesperson

2. Date of occurrence of the change: 2008/02/22

3. Name, title, and resume of the replaced person: Joseph C.P. Shieh, financial spokesperson; Hwa-mei Wei, financial acting spokesperson

4. Name, title, and resume of the replacement: Joseph C.P. Shieh, spokesperson; Hwa-mei Wei, acting spokesperson

5. Reason for the change: The title change of the spokesperson and acting spokesperson of the Company

6. Effective date: 2008/02/22

7. Contact telephone number of the replacement: 02-2344-4239; 02-23442388

8. Any other matters that need to be specified: The positions of business spokesperson and acting spokesperson have been removed

EXHIBIT 7

The company has signed MOU with TSE for establishing it’s computer center

Date of events: 2008/02/22

Contents:

1. Date of occurrence of the event: 2008/02/22

2. Counterparty to the contract: Taiwan Stock Exchange

3. Relationship to the Company: Nil

4. Starting and ending dates or rescission date: 2008/02/22~2008/08/21

5. Major content (not applicable where rescinded): The company is expected to establish a new computer center, related facilities and network platform for the Taiwan Stock Exchange.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): The company is expected to strengthen its competence via this case.

8. Concrete purpose/objective (not applicable where rescinded): Combining bilateral edges to enhance international competitiveness.

9. Any other matters that need to be specified: None

EXHIBIT 8

Announcement of the disposition of Fuh Hwa Home Run Fund

Date of events: 2008/02/25

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fuh Hwa Home Run Fund

2. Date of occurrence of the event: 2008/02/25

3. Volume, unit price, and total monetary amount of the transaction: Volume: 9,977,152.3 units; Unit price: NT$10.4106; Total monetary amount of the transaction: NT$103,868,142

4. Counterpart to the trade and its relationship to the Company(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fuh Hwa Securities Investment Trust Co., LTD.; None

5. Where the counterpart to the trade is an actual related party a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$3,868,142

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: 1st payment on 2008/2/22 of NT$103,864,151, 2nd payment on 2008/2/25 of NT$3,991; No restrictive covenants in the contract

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on fund’s NAV; Based on Fund management company’s announcement of fund’s NAV Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.82% of total assets; 0.92% of total equity; NT$63,079,413,000

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15. Net worth per share of company underlying securities acquired or disposed of: NT$10.4106

16. Do the directors have any objection to the present transaction?: None

EXHIBIT 9

Announcement of the Chunghwa’s subsidiary (Light Era Development Co., Ltd.) to acquire Real Estate from Chunghwa

Date of events: 2008/02/27

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Five pieces of land located at No. 118, Sublot 1, Lot Huajhong, Wanhwa District, Taipei City etc.

2. Date of the occurrence of the event: 2008/02/27

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: 15,457 square meters, equivalent to 4,676 pings; total land transaction price NT$ 2,434,579,365.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa Telecom Co., Ltd., parent company of Light Era Development Co., Ltd.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

1. Reason for choosing the related party: The purpose of the establishment of Light Era Development Co., Ltd. is to improve efficiency of developing real estate of its parent company and to maximize shareholder’s value.

2. Former trading counterparty, price, date: Directorate General of Telecommunication; price: NT$1,269,329,101; date: 1997/07/12-2000/04/10.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): According to the contract to be signed.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Board of directors resolved the price by consulting with the appraised amounts provided by two real estate appraisers firms.

10. Name of the professional appraisal institution and its appraisal amount: Jhong-Lian Real Estate Appraisers Firm, with valuation of NT$ 2,494,447,575; Ruei-Pu Real Estate Appraisers Firm, with valuation of NT$ 2,387,410,000.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: No

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: To maximize asset value of parent company

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: No

EXHIBIT 10

Announcement of Chunghwa’s sale of five pieces of land to Light Era Development Co., Ltd.

Date of events: 2008/02/27

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Five pieces of land located at No. 118, Sublot 1, Lot Huajhong, Waihua District, Taipei City

2. Date of the occurrence of the event: 2008/02/27

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: 15,457 square meters, equivalent to 4,676 pings; total land transaction price NT$ 2,434,579,365.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Light Era Development Co., Ltd., CHT’s 100% holding subsidiary.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: In order to promote the operational efficiency of real estate, Chunghwa established Light Era Development Co., Ltd. Chunghwa will release idle land to Light Era year by year to further create asset value.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Approximate profit NT$ 493,122,279.

8. Terms of delivery or payment (including payment period and monetary amount): According to the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: By consulting appraised prices provided by two real estate appraisers firms, Board of directors’ resolved to adopt the higher appraised price as the final price.

10. Name of the professional appraisal institution and its appraisal amount: Neng-jheng, Jhang, G-Bean Real Estate Appraisers Firm, with valuation of NT$2,434,579,365; Bo-hong, Chen, Honda Appraiser Joint Firm, with valuation of NT$2,106,198,539.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: No

16. Concrete purpose or use of the acquisition or disposition: N/A

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: No

EXHIBIT 11

To announce the completion of capital amendment registration about the capital reduction of revocation shares repurchase

Date of events: 2008/03/03

Contents:

1. Date of the Competent Authority’s approval of the capital reduction: 2007/11/05

2. Date of completion of capital amendment registration: 2008/03/03

3. Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital of common stock is NT$96,678,450,930; the shares outstanding are 9,557,776,912 shares and book value per share is NT$42.20.

(2) After the capital reduction: The paid-in capital of common stock is NT$95,577,769,120; the shares outstanding are 9,557,776,912 shares and book value per share is NT$42.20.

(3) The effect is based on internal figures ended 2008/02/21.

4. Share conversion operations plan: NA

5. Any other matters that need to be specified: None

EXHIBIT 12

Regarding the report of Chunghwa Telecom unrealized valuation loss related to foreign currency derivatives contract

Date of events: 2008/03/05

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/03/05

3. Content of the report: an unrealized valuation loss related to foreign currency derivatives contract.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: This decrease in net income was primarily due to a NT$3.0 billion charge for entered into between the Company and an international investment bank in September 2007. The purpose of the contract is to hedge against capital expenditure payments and international call settlement fees denominated in US dollars. As at February 29, 2008, the Company’s accumulated mark-to-market (“MTM”) unrealized valuation loss relating to the contract was NT$4.0 billion, as compared to NT$0.5 billion as at December 31, 2007 and NT$1.0 billion as at January 31, 2008. Excluding the NT$3.0 billion charge, for the month of February 2008, adjusted net income was NT$4.16 billion and adjusted earnings per share was NT$4.45 per ADS.

Under the terms of the contact, if the NT dollar/US dollar exchange rate (the “FX Rate”) is less than NT$31.50 per US$1.00 at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 through September 5, 2017, CHT is required to make a cash payment to the investment bank based on a fixed US dollar amount and the difference between the FX Rate and a contract settlement rate as set forth below. Conversely, if the FX Rate is greater or equal than NT$31.50 but less than NT$32.70 per US$1.00 at any two consecutive bi-weekly valuation dates during the valuation period the investment bank would similarly make a cash payment to CHT.

If the NT dollar/US dollar exchange rate remained at the same level of NT$30.00 per US $1.00 (which is the approximate average of the NT dollar/US dollar exchange rates for the period from 1990 to the end of 2007 ) for the remaining term of the contract, the

Company estimates that its potential cash payment settlement obligations under the contract would amount to an aggregate of approximately NT$1.5 billion over the term of the contract, which the Company believes is within acceptable limits under its risk management policy.

As at December 31, 2007, the cumulative MTM unrealized valuation loss relating to the contract was NT$0.5 billion. The cumulative MTM unrealized valuation loss increased to NT$1.0 billion as at January 31, 2008. However, the NT dollar unexpectedly appreciated sharply to NT$30.93 per US$1.00 in the last week of February 2008, resulting in a cumulative MTM unrealized valuation loss of NT$4.0 billion as at February 29, 2008. Depending on future fluctuations of the value of the NT dollar versus the US dollar, the Company may either continue to accumulate unrealized losses or recover in part or in whole the unrealized losses the Company has accumulated as at February 2008.

6. Countermeasures: The contract was classified as a derivative financial instrument for trading purposes, so any changes to the valuation of the contract is calculated as of each reporting period and shown as either a gain or loss on the income statement according to Financial Accounting Standard Statement No. 34 (Financial Instrument Recognition and Measurement). The changes in the MTM unrealized valuation of the contract is for accounting purposes only and does not reflect the actual cash flows required under the contract’s settlement terms. Chunghwa Telecom is considering, among other alternatives, partially squaring the contract should market conditions improve in order to reduce its exposure under the contract and reducing the uncertainty to the Company relating to fluctuations between the NT dollar and US dollar exchange rates.

7. Any other matters that need to be specified: None

EXHIBIT 13

Chunghwa Telecom Announced its unaudited ROC GAAP February 2008 financial summary

Date of events: 2008/03/05

Contents:

1. Date of occurrence of the event: 2008/03/05

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of February 2008, total revenue increased by 3.6% year-over-year to NT$16.0 billion while net income decreased by 47.4% year-over-year to NT$1.9 billion. As a result, earnings per share for the month of February 2008 decreased by 44.5% to NT$0.21, or NT$2.11 per ADS.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 14

Chunghwa Telecom held investor conference call to discuss non-core business updates

Date of events: 2008/03/05

Contents:

1. Date of the investor/press conference: 2008/03/05

2. Location of the investor/press conference: Teleconference

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. Any other matters that need to be specified: none

EXHIBIT 15

To announce the resolution of interim Board meeting

Date of events: 2008/03/04

Contents:

1. Date of occurrence of the event: 2008/03/04

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: None

5. Cause of occurrence: The report to the Board regarding the unrealized valuation loss of derivative instruments.

6. Countermeasures: In managing the derivative instruments, the company shall monitor the volatility of currency exchange rate and proactively disclose the information in time.

7. Any other matters that need to be specified: None

EXHIBIT 16

Clarification of the report regarding “Chunghwa Telecom’s NT$4 bn goes to whose pocket?”

Date of events: 2008/03/10

Contents:

1. Name of the reporting media: Economic Daily

2. Date of the report: 2008/03/10

3. Content of the report: Chunghwa Telecom’s NT$4 bn goes to whose pocket?

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom’s NT$4 bn unrealized valuation loss as the end of Feb. 2008 related to a currency derivatives contract and the loss recognition on the income statement were according to the rule of Financial Accounting Standard Statement No. 34. The changes in the Mark to Market unrealized valuation are for accounting purposes only and does not reflect the actual cash flow. As the time goes by, if the FX rate of NTD depreciated, the unrealized valuation loss is expected to be gradually write-off. Therefore, there is no such statement as the headline of the article stated.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 17

Chunghwa Telecom

March 10, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Feb 2008

1) Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
Jan	Invoice amount	18,371,685	17,813,684	558,001	3.13%
Jan	Invoice amount	36,087,611	35,393,766	693,845	1.96%
Jan	Net sales	16,018,813	15,461,412	557,401	3.61%
Jan	Net sales	31,934,411	30,901,415	1,032,996	3.34%

b Trading purpose: None